UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 4)*

RemoteMDx, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Stefan Vinson

NORD/LB

Norddeutsche Landesbank Girozentrale

Head Compliance

Zuleitung 4753/4753 Friedrichswall 10

D-30151 Hanover, Germany

+49 (511) 361-4753

With copies to:

Philipp von Randow

Latham & Watkins LLP

Frankfurter Welle, Reuterweg 20

60323 Frankfurt, Germany

+49 (69) 6062-6618

Dennis Craythorn

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-2908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75961Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NORD/LB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 22,337,305
8. Shared Voting Power 0
9. Sole Dispositive Power 22,337,305
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,337,305
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%*
14.	Type of Reporting Person (See Instructions) BK

*	Based on a total of 151,036,749 shares of RemoteMDx Common Stock outstanding as of August 29, 2008, as reported in the issuer’s Definitive Proxy Statement on Schedule 14A filed on September 11, 2008.

This Amendment No. 4 amends and restates the statement on Schedule 13D filed on March 14, 2008, as amended on March 17, 2008, August 1, 2008 and September 2, 2008 (the “Schedule 13D”), by NORD/LB relating to the common stock of RemoteMDx, Inc.

Item 1.	Security and Issuer

The security to which this statement on Schedule 13D relates is common stock, par value $0.0001 per share, of RemoteMDx, Inc. (“RemoteMDx Common Stock”).

RemoteMDx, Inc. (“RemoteMDx”) is a Utah corporation with its principal executive offices located at 150 West Civic Center Drive, Suite 400, Sandy, Utah 84070.

Item 2.	Identity and Background.

(a), (b) and (c)

This Schedule 13D is being filed on behalf of NORD/LB, a German company.

NORD/LB, based in Hanover, Germany, is one of the ten largest banks in Germany. The principal address of NORD/LB is Friedrichswall 10, D-30159 Hanover, Germany. NORD/LB is owned by the German states of Lower Saxony and Saxony-Anhalt (50% combined) and local savings banks of Lower Saxony, Saxony-Anhalt and Mecklenbug Western-Pommerania (50% combined). The directors of NORD/LB are Dr. Hannes Rehm, Dr. Gunter Dunkel, Eckhard Forst, Dr. Juergen Allerkamp, Dr. Johannes-Joerg Riegler, Martin Halblaub and Christoph Schulz, all of whom are citizens of Germany. The present principal occupation of each is as a director of NORD/LB, and their business address is Friedrichswall 10, D-30159 Hanover, Germany. The executive officers of NORD/LB are the aforementioned directors.

(d) and (e)

During the last five years, neither NORD/LB nor, to the best knowledge of NORD/LB, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds used to purchase the full number of shares of RemoteMDx Common Stock included in the filing person’s original Schedule 13D filed on March 14, 2008 was $116,616,015. The source of NORD/LB’s funds to purchase these shares was working capital.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

Between November 2007 and February 25, 2008, NORD/LB acquired RemoteMDx Common Stock at the instruction of a client and with the intention to pass the shares on to the client. However, the client has refused to accept the RemoteMDx Common Stock and to settle the orders. In the course of a review conducted with regard to these business activities, one of NORD/LB’s brokers mistook the trades for settled with the client and entered them into the books accordingly. Because the settlement process with NORD/LB’s client is still disputed, NORD/LB, as a matter of precaution, on February 25, 2008, assigned the shareholding to its own assets and is therefore making this disclosure on Schedule 13D. However, NORD/LB disclaims beneficial ownership of the shares of RemoteMDx Common Stock included in this Schedule 13D subject to resolution of this dispute.

NORD/LB neither envisions itself as a strategic investor nor considers the shareholding of RemoteMDx Common Stock as a permanent financial investment. As discussed in Item 6 below, NORD/LB has entered into a Share Sale Agreement to sell all shares of RemoteMDx Common Stock held by NORD/LB. On August 29, 2008, the Purchaser and NORD/LB supplemented the Share Sale Agreement as described in Items 5 and 6 below. On October 15, 2008, the Purchaser and NORD/LB further supplemented the Share Sale Agreement as described in Items 5 and 6 below.

In the event the Share Sale Agreement, as supplemented, is breached, NORD/LB intends to monitor its holding of RemoteMDx Common Stock on an ongoing basis and, should no agreement be reached with its client with regard to the underlying transactions or with the Purchaser with regard to the Share Sale Agreement, to take such measures as it deems appropriate from time to time in furtherance of its interests. NORD/LB may hold these shares of RemoteMDx Common Stock for a period of time it deems to be appropriate, or may from time to time dispose of some or all shares of RemoteMDx Common Stock then held by it.

Notwithstanding the foregoing, except as described in this Item 4, NORD/LB does not have any present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule 13D and Items 4 and 6 is incorporated herein by reference.

As of October 16, 2008, after giving effect to the sale of 1,240,956 shares of RemoteMDx Common Stock pursuant to the Second Supplement (defined below), NORD/LB held 22,337,305 shares of RemoteMDx Common Stock, which constitutes approximately 14.8% of the outstanding shares of the issuer’s common stock based on a total of 151,036,749 shares of RemoteMDx Common Stock outstanding as of August 29, 2008, as reported in the issuer’s Definitive Proxy Statement on Schedule 14A filed on September 11, 2008.

On October 15, 2008, NORD/LB and the Purchaser entered into a second supplement to the Share Sale Agreement (the “Second Supplement”). Pursuant to the Second Supplement, NORD/LB sold 1,240,956 shares of RemoteMDx Common Stock to the Purchaser at a purchase price of EUR 0.80583 per share, and NORD/LB agreed to sell, and the Purchaser agreed to purchase, the remaining 22,337,305 shares of RemoteMDx Common Stock held by NORD/LB at a purchase price of EUR 0.80583 per share due and payable no later than December 15, 2008. NORD/LB has the sole power to vote and, subject to the Share Sale Agreement, as amended by the Supplement and the Second Supplement, dispose of all shares of RemoteMDx Common Stock included in this Schedule 13D.

(c) Please see the table below for a description of the transactions in RemoteMDx Common Stock engaged in by NORD/LB with regard to the RemoteMDx Common Stock prior to the filing of the original Schedule 13D on March 14, 2008. All of these transactions were effected either through the OTC Bulletin Board or through private transactions.

Date of Transaction*	# Shares Bought (Sold)	Price Per Share

11/01/2007	5,500,000	$3.20

11/26/2007	2,027,498	$3.78

11/28/2007	3,882,500	$3.96

11/29/2007	(4,100,000)	$3.40

12/13/2007	(7,309,998)	$3.70

12/13/2007	2,100,000	$2.70

12/14/2007	10,000,000	$3.60

12/21/2007	1,048,998	$3.70

12/21/2007	(150,000)	$3.70

12/21/2007	(1,000,000)	$3.70

12/21/2007	(200,000)	$3.59

01/07/2008	(2,250,000)	$3.75

01/08/2008	(150,000)	$3.75

01/08/2008	(100,000)	$3.75

01/08/2008	(1,700,000)	$3.65

01/08/2008	(1,250,000)	$3.75

01/08/2008	(1,000,000)	$3.65

01/09/2008	(1,348,998)	$3.65

01/09/2008	(350,000)	$3.75

01/11/2008	2,887,000	$4.0356

01/11/2008	695,000	$3.8924

01/15/2008	9,500,000	$3.687

01/22/2008	(5,000,000)	$3.70

01/24/2008	4,712,000	$4.0618

01/24/2008	(50,000)	$3.70

01/25/2008	(120,000)	$3.7567

01/29/2008	(5,000,000)	$3.70

01/29/2008	5,000,000	$3.687

02/25/2008	14,750,000	$3.736

*	The transaction dates listed in this table are based on the date the respective transaction was entered into NORD/LB’s system.

On August 29, 2008, NORD/LB and the Purchaser entered into the Supplement, pursuant to which NORD/LB sold 7,445,739 shares of RemoteMDx Common Stock to the Purchaser at a purchase price of EUR 0.80583 per share.

On October 15, 2008, NORD/LB and the Purchaser entered into the Second Supplement. Pursuant to the Second Supplement, NORD/LB sold 1,240,956 shares of RemoteMDx Common Stock to the Purchaser at a purchase price of EUR 0.80583 per share, and NORD/LB agreed to sell, and the Purchaser agreed to purchase, the remaining 22,337,305 shares of RemoteMDx Common Stock held by NORD/LB at a purchase price of EUR 0.80583 per share due and payable no later than December 15, 2008.

(d) Subject to the Share Sale Agreement, as amended by the Supplement and Second Supplement, other than NORD/LB, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of RemoteMDx Common Stock held by NORD/LB.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

On July 29, 2008, NORD/LB entered into an agreement with Dr. Winfried Kill (the “Purchaser”), a German citizen, having his address at Parkstrasse 32a, 51427 Bergisch-Gladbach, Germany, for the sale of the shares of RemoteMDx Common Stock held by NORD/LB (the “Share Sale Agreement”). Pursuant to the Share Sale Agreement, NORD/LB agreed to sell 31,024,000 shares of RemoteMDx Common Stock to the Purchaser for EUR 0.80583 per share, for a total of 25,000,070 Euros (the “Purchase Price”). Upon receipt of the Purchase Price, NORD/LB will transfer title in the shares to the Purchaser. The Purchaser was required to pay the Purchase Price on August 29, 2008. The Purchaser had the right to terminate the Share Sale Agreement on or before August 28, 2008 upon written notice to NORD/LB, which right the Purchaser did not exercise. The Purchaser is entitled to assign all his claims arising from the Share Sale Agreement to an acquisition vehicle to be newly formed.

On August 29, 2008, NORD/LB and the Purchaser entered into a supplement to the Share Sale Agreement (the “Supplement”) pursuant to which NORD/LB sold 7,445,739 shares of RemoteMDx Common Stock to the Purchaser at a purchase price of EUR 0.80583 per share, and NORD/LB agreed to sell, and the Purchaser agreed to purchase, the remaining 23,578,261 shares of RemoteMDx Common Stock held by NORD/LB at a purchase price of EUR 0.80583 per share on or before October 15, 2008.

On October 15, 2008, NORD/LB and the Purchaser entered into the Second Supplement pursuant to which the Purchaser agreed to pay EUR 1,000,000 for 1,240,956 shares of RemoteMDx Common Stock at a purchase price of EUR 0.80583 per share, and the Purchaser agreed that the remaining amount of EUR 18,000,070 for the remaining 22,337,305 shares of RemoteMDx Common Stock held by NORD/LB is due and payable no later than December 15, 2008. In addition, the Purchaser has agreed to grant security for the remainder of the purchase price upon the request of NORD/LB, which request NORD/LB has made. Upon receipt of the remaining EUR 18,000,070, NORD/LB will transfer title in the remaining 22,337,305 shares to the Purchaser.

The descriptions of the Share Sale Agreement, Supplement, and Second Supplement in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, a fair and accurate translation of each of which is included as exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1.	Purchase Agreement among and between NORD/LB and Dr. Winfried Kill, dated as of July 29, 2008 (the “Share Sale Agreement”) (incorporated by reference to Exhibit 1 of the filing person’s Statement on Schedule 13D (Amendment No. 2) filed on August 1, 2008).

2.	Supplement Agreement to the Purchase Agreement by and between NORD/LB and Dr. Winfried Kill, dated August 29, 2008 (incorporated by reference to Exhibit 1 of the filing person’s Statement on Schedule 13D (Amendment No. 3) filed on September 2, 2008).

3.	Second Supplemental Agreement to the Purchase Agreement by and between NORD/LB and Dr. Winfried Kill, dated as of October 15, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2008

NORD/LB

By:	/s/ Stefan Vinson
Name: Stefan Vinson Title: Head of Compliance

By:	/s/ Dr. Marcus Wallenhorst
Name: Dr. Marcus Wallenhorst Title: Head of Legal Department

EXHIBIT 3

Translation from German

2. Supplemental Agreement to the

Purchase Agreement of 07/29/2008

between

Norddeutsche Landesbank Girozentrale, Friedrichswall 10, 30159 Hannover,

- hereinafter: the “Seller” -

and

Dr. Winfried Kill, Parkstrasse 32a, 51427 Bergisch-Gladbach

- hereinafter: the “Purchaser” -

Preamble

WHEREAS Seller holds shares of stock, ISIN US75961Q1013, (hereinafter: the “Shares”) of Remote MDX Inc with its principal place of business in Utah, United States (hereinafter: the “Company”).

With purchase agreement of 07/29/2008 in the version of the supplemental agreement to the purchase agreement dated 08/29/2008, the Seller has sold all of his Shares to the Purchaser. On 08/29/2008, the Purchaser, as agreed, has taken over 7,445,739 Shares and has paid a partial amount of EUR 6,000,000.00. On the background of the financial crisis, the parties have agreed that a further part of the Shares shall be taken over immediately and the remaining part of the Shares shall be taken over until 12/15/2008. Until then, the purchase price shall additionally be secured.

Mentioned that, the parties agree on the modalities for the implementation of the purchase agreement of 07/29/2008 in the version of the supplemental agreement dated 08/29/2008 as follows:

§ 1 Subject Matter

The Seller sells to Purchaser the 23,578,261 Shares held by him with all rights and obligations attaching to the Shares. Purchaser accepts the sale.

§ 2 Purchase Price

(1)	The purchase price is EUR 0.80583 per share and thus totals

EUR 19,000,069.92

(in words: Euro nineteen million sixty-nine).

(2)	A partial amount of EUR 1,000,000.00 of the purchase price for 1,240,956 Shares is due and payable on 10/15/2008 and the remaining amount of EUR 18,000,069.92 for 22,337,305 Shares is due and payable no later than 12/15/2008. Earlier payments are possible at any time, as long as the Purchaser gives respective notice thereof to the Seller within a notice period of two bank working days in advance.

§ 3 Transfer of the Shares

(1)	Seller and Purchaser agree that the ownership to the Shares shall pass to Purchaser in exchange for payment of the respective purchase price.

(2)	Purchaser will arrange for his depositary bank to provide Seller in good time with the data and information necessary for processing the transfer of the Shares and the settlement of the purchase price as so-called “against transaction” through the settlement system of Clearstream Banking Luxembourg.

§ 4 Liability, Warranty

(1)	Seller and Purchaser agree that the subject matter of this agreement is not the Company but the Shares and that Seller disclaims any liability for defects in quality or title in the Company including the Company’s earning capacity or the value of the Shares or individual items of the Company’s assets.

(2)	Seller warrants that on signing of this agreement and on the effective date of the transfer of the Shares:

a)	the Shares will be at Purchaser’s free disposal and not encumbered with rights of others and will be free from any other’s rights to sell or buy the Shares; and

b)	Seller has the right to freely dispose of the Shares without requiring a third party’s consent.

§ 5 Miscellaneous

(1)	Upon request by the Seller, the Purchaser shall grant security for the remainder of the purchase price.

(2)	Each party bears its own costs in connection with the conclusion and performance of this agreement, including costs of external advisors.

(3)	The Purchaser confirms that his decision to buy the Shares has been taken on the basis of his own scrutiny of the risks involved and that in so far he has not received any advisory or financial services of the Seller and that he shall not raise any claims against the Seller in this regard.

(4)	This agreement is subject to the laws of the Federal Republic of Germany.

(5)	Place of performance is Hannover.

(6)	The parties agree that if any provision in this agreement should be or become ineffective this shall be without prejudice to the validity of the remainder hereof. The parties undertake that if possible they will replace an ineffective provision with a provision of equal or similar financial effect. The same applies if the agreement should prove to have a gap or omission in the course of its performance.

(7)	Any amendments of or supplements to this agreement, including an amendment of or supplementation to this Clause, requires written form which shall be observed by facsimile transmission of the signed documents in order to be effective. No side agreements have been entered into.

(8)	For the validity of this supplement agreement, the facsimile transmission of a signed version to the respective other party is sufficient.

Hannover, date: October 15, 2008	Cologne, date: October 15, 2008

/s/ Dr. Gunter Dunkel /s/ Martin Halblaub	/s/ Dr. Egon Schlütter

Seller	Purchaser

(Dr. Egon Schlütter)

– by sub-power of attorney granted by the general agent (Mrs. Rosemarie Kill) of the Purchaser -